UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number 001-39327
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
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Park Place
55 Par-la-Ville Road
Hamilton HM 11 Bermuda
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program
Hamilton, Bermuda, August 5, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program June 26, 2024 to repurchase up to $200 million of the Company’s common shares in open market transactions on the OSE and NYSE through September 25, 2024 until no later than September 30, 2025 pursuant to an agreement with DNB Markets (“DNB”).
For the period from and including July 29, 2024, through August 2, 2024, the Company purchased a total of 327,345 shares at an average price of $51.77 per share. The transactions effected through the agreement with DNB comprise all the transactions effected by or on behalf of the Company during the period.
Transaction overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
29 JUL 2024	OSE	400	55.29	22,114
29 JUL 2024	NYSE	42,000	53.84	2,261,422
30 JUL 2024	OSE	600	53.95	32,368
30 JUL 2024	NYSE	17,000	53.19	904,347
31 JUL 2024	OSE	400	54.91	21,965
31 JUL 2024	NYSE	11,000	55.18	607,072
01 AUG 2024	OSE	295	55.42	16,350
01 AUG 2024	NYSE	113,000	52.63	5,947,834
02 AUG 2024	OSE	650	51.98	33,788
02 AUG 2024	NYSE	142,000	50.00	7,100,028
Period total	OSE	2,345	53.98	126,585
	NYSE	325,000	51.75	16,820,703
	Total	327,345	51.77	16,947,288
Previously disclosed totals (accumulated)	OSE	15,670	52.05	815,677
	NYSE	907,685	52.63	47,771,906
	Total	923,355	52.62	48,587,583
Program total	OSE	18,015	52.30	942,262
	NYSE	1,232,685	52.40	64,592,609
	Total	1,250,700	52.40	65,534,871
The issuer’s holding of repurchased shares: 1,250,700
Following the completion of the above transactions, the Company has repurchased a total of 1,250,700 of its own shares, corresponding to 1.82% of the Company’s total issued share count.
Appendix:
An overview of all transactions made under the Company’s repurchase program and its agreement with DNB that have been carried out during the above-mentioned period is attached to this report and available at www.newsweb.no.
About Seadrill
Seadrill is setting the standard in deepwater oil and gas drilling. With its modern fleet, experienced crews, and advanced technologies, Seadrill safely, efficiently, and responsibly unlocks oil and gas resources for national, integrated, and independent oil companies. For further information, visit www.seadrill.com.
Contact
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: August 5, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.